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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

THE CRONOS GROUP

(Name of Issuer)

Common Shares, $2.00 par value

(Title of Class of Securities)

L20708100

(CUSIP Number)

S. Nicholas Walker
One Bay Street, Suite 400
P.O. Box CB 12618
Nassau, Bahamas
(242) 502-3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L20708100			Page 2 of 20

1.	Name of Reporting Person: S. Nicholas Walker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,375,681

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,438,751

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,438,751

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.5%(1)

14.	Type of Reporting Person (See Instructions): IN

(1) Based on 7,329,602 common shares of the Issuer currently outstanding. In determining the percentage of the Issuer's outstanding shares beneficially owned by Mr. Walker, there is included, in both the numerator and the denominator, the shares beneficially owned by Mr. Walker under director's stock units and director's vested stock options held by him.

CUSIP No. L20708100			Page 3 of 20

1.	Name of Reporting Person: York Lion Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 237,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 237,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 237,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.2%(1)

14.	Type of Reporting Person (See Instructions): PN

(1) Based on 7,329,602 common shares of the Issuer currently outstanding.

CUSIP No. L20708100			Page 4 of 20

1.	Name of Reporting Person: York GP, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 237,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 237,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 237,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.2%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Based on 7,329,602 common shares of the Issuer currently outstanding.

CUSIP No. L20708100			Page 5 of 20

1.	Name of Reporting Person: York Asset Management Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,125,070

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,125,070

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,125,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.3%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Based on 7,329,602 common shares of the Issuer currently outstanding.

CUSIP No. L20708100			Page 6 of 20

1.	Name of Reporting Person: YorkProp Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 38,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 38,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Based on 7,329,602 common shares of the Issuer currently outstanding.

CUSIP No. L20708100	13D	Page 7 of 20 Pages

     The following constitutes Amendment No. 4 (the “Amendment”) to the Schedule 13D filed by the undersigned. This Amendment amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D, as amended to date (see “Item 1. Security and Issuer” below) for information on the matters not specifically addressed in this Amendment.

Item 1. Security and Issuer.

     This Amendment No. 4 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on May 15, 2003, as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on July 1, 2003, as amended by Amendment No. 2 to the Schedule 13D, filed with the SEC on August 13, 2003, and as amended by Amendment No. 3 to the Schedule 13D, filed with the SEC on April 15, 2005, by The Lion Fund Limited, a Cayman Islands exempted company (“LFL”), York Lion Fund, L.P., a Delaware limited partnership (“Lion L.P.”), York GP, Ltd., a Cayman Islands exempted company (“York GP”), York Asset Management Limited, a company organized in the Commonwealth of Bahamas (“YAML”) and S. Nicholas Walker, with respect to the common shares, $2.00 par value per share, of The Cronos Group (the “Issuer”). The principal executive offices of the Issuer are located at 5, rue Guillaume Kroll, L-1882 Luxembourg.

Item 2. Identity and Background.

     (a) This Amendment is being filed to report the acquisition of 38,000 common shares of the Issuer by YorkProp Limited, a British Virgin Islands company (“YorkProp”) from Charles Tharp, a director of the Issuer, in a privately negotiated transaction. Mr. Tharp acquired the 38,000 common shares of the Issuer (the “Tharp Shares”) as a result of exercising director’s stock options granted to him by the Issuer under the Issuer’s Non-Employee Directors’ Equity Plan, which was approved by the shareholders of the Issuer at the annual meeting held on January 10, 2001. YorkProp acquired the Tharp Shares for a purchase price of $11.1185 per share, or $422,503 in the aggregate. S. Nicholas Walker is the Managing Director of YorkProp and YAML. YAML is the Investment Manager of YorkProp. Mr. Walker is also a director of the Issuer.

     YorkProp, Lion L.P., York GP, YAML, LFL and S. Nicholas Walker are referred to collectively herein as the “Reporting Persons.”

     By virtue of his position with each of YorkProp and YAML, Mr. Walker may be deemed to have the power to vote and dispose of the Issuer’s common shares owned by YorkProp. By reason of the fact that YAML is the Investment Manager of YorkProp, YAML may also be deemed to have the power to vote and dispose of the Issuer’s common shares owned by YorkProp. Therefore, YorkProp, Lion L.P., York GP, YAML, LFL and S. Nicholas Walker may be deemed members of a Section 13(d) group and are therefore joining in the filing of this Amendment to Schedule 13D.

     (b) The principal business and office address of YorkProp is 1 Bay Street, Suite 400, PO Box CB 12618, Nassau, Bahamas.

     (c) The principal business of YorkProp is investing in equities.

CUSIP No. L20708100	13D	Page 8 of 20 Pages

     (d) Neither YorkProp, nor any director of YorkProp has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither YorkProp, nor any director of YorkProp, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Attached hereto as Schedule A is information required by this Item 2 with respect to the directors of YorkProp, other than Mr. Walker. The Item 2 information for Mr. Walker and LFL is included in Amendment No. 1 to the Schedule 13D filed by Mr. Walker and LFL, as Reporting Persons, on July 1, 2003. The Item 2 information for Lion L.P., York GP and YAML is included in Amendment No. 3 to the Schedule 13D filed by Lion L.P., York GP, YAML, LFL and Mr. Walker, as Reporting Persons, on April 15, 2005.

Item 3. Source and Amount of Funds or Other Consideration.

     The purchase of the Tharp Shares occurred on April 25, 2005. YorkProp paid for the Tharp Shares in cash, from its working capital.

Item 4. Purpose of Transaction.

     YorkProp acquired the Tharp Shares for investment. YorkProp will continuously evaluate its holdings in the Issuer. Subject to its investment objectives and financial needs, changes in the price of the Issuer’s common shares, and restrictions on the transfer of its shares imposed by applicable securities laws, YorkProp may make additional acquisitions or dispositions of common shares of the Issuer, in its discretion. However, the Issuer has in place a Rights Agreement, dated as of October 28, 1999 (the “Rights Agreement”). Commonly known as a “poison pill,” the Rights Agreement is generally triggered by an acquisition of 20% or more of the then outstanding common shares of the Issuer. The Reporting Persons intend to observe this restriction and do not presently intend to acquire additional common shares of the Issuer so as to trigger the Rights Agreement. The common stock purchase rights issuable under the Rights Agreement were registered by the Issuer by its Form 8-A Registration Statement, dated October 29, 1999.

     Mr. Walker, as a director of the Issuer, with his fellow directors, periodically evaluates the business of the Issuer and its prospects, including opportunities to enhance shareholder value. From time to time, the Issuer has entered into confidentiality agreements with third parties pursuant to which the Issuer has provided to such third parties information concerning the Issuer, its financial condition, and its prospects to enable such third parties to consider a transaction with the Issuer. Such activities are overseen by the Transaction Committee of the Board, which consists of independent directors of the Board of Directors of the Issuer. Mr. Walker serves as Chairman of the Transaction Committee, and is a member of the Board of Directors of the Issuer.

     The Issuer is a party to a joint venture with its major lender, Fortis Bank (Nederland) N.V. (“Fortis”). The joint venture is described in the Issuer’s periodic reports as the “Joint Venture Program.” The Joint Venture Program is a Bermuda company, CF Leasing, Ltd., the equity of which is 50% owned by a subsidiary of the Issuer and 50% owned by an affiliate of

CUSIP No. L20708100	13D	Page 9 of 20 Pages

Fortis. Management of the Issuer is currently negotiating with Fortis an expansion of the Joint Venture Program whereby its indebtedness would be increased and then securitized. In connection with the expansion of the Joint Venture Program, management is discussing a sale of approximately $80 million in container assets from a subsidiary of the Issuer to the Joint Venture Program. The negotiations have not yet been finalized, and accordingly the expansion of the Joint Venture Program and the sale of container assets by a subsidiary of the Issuer to the Joint Venture Program may not occur.

     Subject to the foregoing, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A hereto, may have which relate to or would result in:

(i)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(ii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv)	Any material change in the present capitalization or dividend policy of the Issuer;

(v)	Any other material change in the Issuer’s business or corporate structure;

(vi)	Changes in the Issuer’s Articles of Association or other action which may impede the acquisition of control of the Issuer by any person;

(vii)	Causing the common shares of the Issuer to be delisted from Nasdaq;

(viii)	The common shares of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(ix)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate percentage of common shares of the Issuer reported owned by each of YorkProp, YAML, Lion L.P., York GP and Mr. Walker is based upon 7,329,602 common shares outstanding.

     With the acquisition of 38,000 outstanding common shares of the Issuer, YorkProp beneficially owns shares constituting 0.5% of the common shares of the Issuer outstanding. YAML may be deemed to beneficially own 1,125,070 common shares of the Issuer (of which 1,087,070 may be deemed beneficially owned by it by reason of its position as investment manager of LFL and 38,000 may be deemed beneficially owned by it by reason of its position as investment manager of YorkProp) constituting 15.3% of the common shares outstanding. Lion L.P. beneficially owns 237,000 common shares of the Issuer, constituting 3.2% of the common shares outstanding. By reason of its position as general partner of Lion L.P., York GP may be

CUSIP No. L20708100	13D	Page 10 of 20 Pages

deemed to beneficially own 237,000 common shares of the Issuer, constituting 3.2% of the common shares outstanding.

     Mr. Walker beneficially owns, or may be deemed to beneficially own, an aggregate of 1,438,751 common shares of the Issuer (of which 1,087,070 may be deemed beneficially owned by him by reason of his position as the Managing Director of YAML (the investment manager of LFL); 237,000 may be deemed beneficially owned by him by reason of his position as the Managing Director of York GP; and 38,000 may be deemed beneficially owned by him by reason of his position as Managing Director of YorkProp and Managing Director of YAML (the investment manager of YorkProp)), representing, in the aggregate, 19.5% of the common shares outstanding.1 Of the 1,438,751 common shares which are, or may be deemed, beneficially owned by Mr. Walker, 17,987 of such common shares will be acquired by Mr. Walker upon settlement of director’s stock units granted to him through June 30, 2003, and 45,083 of such common shares may be acquired by Mr. Walker upon exercise of vested director’s options under the Issuer’s Non-Employee Directors’ Equity Plan.

     Mr. Walker’s deemed beneficial ownership of 1,438,751 common shares of the Issuer represents an increase of 38,400 common shares in Mr. Walker’s beneficial ownership since Amendment No. 3 to the Schedule 13D was filed. This increase is due to the acquisition of the Tharp Shares by YorkProp, as reported in this Amendment, plus 400 common shares previously acquired by Lion L.P. in the open market and not previously reported.

     YorkProp disclaims beneficial ownership of any common shares of the Issuer beneficially owned by Mr. Walker or by any other Reporting Person. YAML disclaims beneficial ownership of any common shares of the Issuer beneficially owned by Mr. Walker, Lion L.P. or YorkProp except to the extent of its pecuniary interest in YorkProp by reason of its position as investment manager of YorkProp. Mr. Walker is a potential beneficiary of a trust which owns the parent of YorkProp. Other than for his beneficial interest in said trust, Mr. Walker disclaims beneficial ownership of the 38,000 common shares of the Issuer owned by YorkProp except to the extent of his pecuniary interest in YorkProp by reason of his position as Managing Director of YorkProp and Managing Director of YAML (the investment manager of YorkProp). Mr. Walker also disclaims beneficial ownership of the 237,000 common shares of the Issuer owned by Lion L.P. except to the extent of his pecuniary interest in Lion L.P. by reason of his position as Managing Director of York GP. Each of Lion L.P., York GP and LFL disclaims beneficial ownership of any common shares of the Issuer beneficially owned by any other Reporting Person, except to the extent of such Reporting Person’s pecuniary interest therein.

     To the knowledge of the Reporting Persons, no person listed on Schedule A hereto beneficially owns common shares of the Issuer except to the extent of such person’s position as director of an entity listed on Schedule A.

     (b) Mr. Walker may be deemed to have sole voting power with respect to 1,375,681 common shares of the Issuer (of which 1,087,070 are beneficially owned by LFL; 237,000 are beneficially owned by Lion L.P.; and 38,000 are beneficially owned by YorkProp) and sole

[1]	In determining the percentage of the Issuer’s outstanding shares beneficially owned by Mr. Walker, there is included in both the numerator and the denominator the shares deemed beneficially owned by Mr. Walker under director’s stock units and vested director’s stock options held by him.

CUSIP No. L20708100	13D	Page 11 of 20 Pages

dispositive power with respect to 1,438,751 common shares. The common shares beneficially owned, or deemed to be owned, by Mr. Walker include the 1,087,070 common shares beneficially owned by LFL by reason of his position as Managing Director of YAML, the investment manager of LFL; the 237,000 common shares beneficially owned by Lion L.P. by reason of his position as Managing Director of York GP; and the 38,000 common shares beneficially owned by YorkProp by reason of his position as Managing Director of each of YorkProp and YAML. Mr. Walker has no voting rights with respect to the 17,987 common shares underlying director’s stock units and the 45,083 common shares underlying vested director’s options until common shares are issued to Mr. Walker upon settlement of the director’s stock units or exercise of the director’s options, respectively.

     YorkProp has sole voting and dispositive power with respect to the 38,000 common shares of the Issuer beneficially owned by YorkProp. By reason of its position as investment manager of LFL and YorkProp, YAML may be deemed to have sole voting and dispositive power with respect to 1,125,070 common shares of the Issuer (of which 1,087,070 shares are beneficially owned by LFL and 38,000 are beneficially owned by YorkProp). Lion L.P. has sole voting and dispositive power with respect to the 237,000 common shares of the Issuer beneficially owned by Lion L.P. York GP may be deemed to have sole voting and dispositive power with respect to the 237,000 common shares of the Issuer beneficially owned by Lion L.P. by reason of its position as General Partner of Lion L.P.

     (c) Schedule B annexed hereto lists all transactions in the Issuer’s common shares in the last sixty days by the Reporting Persons.

     To the knowledge of the Reporting Persons, no person listed on Schedule A hereto has effected a transaction in the Issuer’s common shares in the last sixty days.

     (d) No person (including persons listed on Schedule A hereto) other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such common shares of the Issuer, except to the extent of such person’s position as director of an entity listed on Schedule A.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, among the persons listed on Schedule A hereto, or between the Reporting Persons or the persons listed on Schedule A hereto and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Rights Agreement, dated October 28, 1999 (incorporated by reference to Exhibit 4.1 of Form 8-A filed by The Cronos Group on October 29, 1999).

2.	Joint Filing Agreement.

CUSIP No. L20708100	13D	Page 12 of 20 Pages

3.	Power of Attorney of The Lion Fund Limited (incorporated by reference to Exhibit 2 of the Reporting Persons’ Schedule 13D filed on May 15, 2003).

4.	Power of Attorney of S. Nicholas Walker (incorporated by reference to Exhibit 3 of the Reporting Persons’ Schedule 13D filed on May 15, 2003).

5.	Power of Attorney of York Lion Fund L.P. (incorporated by reference to Exhibit 4 of the Reporting Persons’ Amendment No. 3 to the Schedule 13D filed on April 15, 2005).

6.	Power of Attorney of York GP, Ltd. (incorporated by reference to Exhibit 5 of the Reporting Persons’ Amendment No. 3 to the Schedule 13D filed on April 15, 2005).

7.	Power of Attorney of York Asset Management Limited (incorporated by reference to Exhibit 6 of the Reporting Persons’ Amendment No. 3 to the Schedule 13D filed on April 15, 2005).

8.	Power of Attorney of YorkProp Limited.

CUSIP No. L20708100	13D	Page 13 of 20 Pages

SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2005	THE LION FUND LIMITED
	By:	York Asset Management Limited, Investment Manager

By: /s/ S. Nicholas Walker S. Nicholas Walker, Managing Director

/s/ S. Nicholas Walker S. NICHOLAS WALKER

YORK LION FUND, L.P.
	By:	York GP, Ltd., General Partner

By: /s/ S. Nicholas Walker S. Nicholas Walker, Managing Director

YORK GP, LTD.
By: /s/ S. Nicholas Walker S. Nicholas Walker, Managing Director

CUSIP No. L20708100	13D	Page 14 of 20 Pages

SIGNATURES
(Continued)

YORK ASSET MANAGEMENT LIMITED
By: /s/ S. Nicholas Walker S. Nicholas Walker, Managing Director

YORKPROP LIMITED
By:	York Asset Management Limited, Investment Manager

By: /s/ S. Nicholas Walker S. Nicholas Walker, Managing Director

CUSIP No. L20708100	13D	Page 15 of 20 Pages

SCHEDULE A
Directors of YorkProp

     The following is a list of the name, business address, principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of YorkProp other than Mr. Walker. Each director listed below is a citizen of the United Kingdom.

YORKPROP LIMITED
Director

Name, Principal
Business and Address
of Corporation or
Other Organization in
Name and		Which Employment is
Business Address	Principal Occupation	Conducted
Andrew Charles Joseph 44 Park View Pinner Middlesex HA5 4LN UK	Chief Financial Officer of York Group Limited	York Stockbrokers Limited, a broker dealer doing business in Europe. 44 Park View Pinner Middlesex HA5 4LN UK

CUSIP No. L20708100	13D	Page 16 of 20 Pages

SCHEDULE B
Transactions by Reporting Persons in the Common Shares of the Issuer Within the Past 60 Days

YORKPROP LIMITED

Common Shares Purchased	Price Per Share	Date of Purchase
38,000	$11.1185	April 25, 2005

YORK LION FUND, L.P.

Common Shares Purchased	Price Per Share	Date of Purchase
200,000	$11.88	April 8, 2005

THE LION FUND LIMITED

Common Shares Purchased	Price Per Share	Date of Purchase
215,000	$11.88	April 8, 2005

YORK GP, LTD.

Common Shares Purchased	Price Per Share	Date of Purchase
NONE	N/A	N/A

YORK ASSET MANAGEMENT LIMITED

Common Shares Purchased	Price Per Share	Date of Purchase
NONE	N/A	N/A

S. NICHOLAS WALKER

Common Shares Purchased	Price Per Share	Date of Purchase
NONE	N/A	N/A

CUSIP No. L20708100	13D	Page 17 of 20 Pages

EXHIBIT INDEX

Exhibit		Page
2.	Joint Filing Agreement	18

8.	Power of Attorney of YorkProp Limited	20

CUSIP No. L20708100	13D	Page 18 of 20 Pages

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an amendment to Schedule 13D, dated May 13, 2005 (including all subsequent amendments to Schedule 13D) with respect to the common shares of The Cronos Group. This Joint Filing Agreement shall be filed as an Exhibit to such amendment to Schedule 13D.

Dated: May 13, 2005	THE LION FUND LIMITED
	By:	York Asset Management Limited, Investment Manager

By: /s/ S. Nicholas Walker S. Nicholas Walker, Managing Director

/s/ S. Nicholas Walker S. NICHOLAS WALKER

YORK LION FUND, L.P.
	By:	York GP, Ltd., General Partner

By: /s/ S. Nicholas Walker S. Nicholas Walker, Managing Director

YORK GP, LTD.
By: /s/ S. Nicholas Walker S. Nicholas Walker, Managing Director

CUSIP No. L20708100	13D	Page 19 of 20 Pages

JOINT FILING AGREEMENT
(Signatures — Continued)

YORK ASSET MANAGEMENT LIMITED
By: /s/ S. Nicholas Walker S. Nicholas Walker, Managing Director

YORKPROP LIMITED
By:	York Asset Management Limited, Investment Manager

By: /s/ S. Nicholas Walker S. Nicholas Walker, Managing Director

CUSIP No. L20708100	13D	Page 20 of 20 Pages

POWER OF ATTORNEY

YORKPROP LIMITED

     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of The Cronos Group (“Cronos”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by Cronos, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

YORKPROP LIMITED
By:	/s/ S. Nicholas Walker
S. Nicholas Walker, Managing Director

Dated: May 13, 2005